NEVSUN  RESOURCES  LTD.
INFORMATION  CIRCULAR
MARCH 22, 2006

SOLICITATION  OF  PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual and special general meeting of the shareholders of the Company to be held on Wednesday, April 26, 2006 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT  AND  REVOCATION  OF  PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases, common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS  RELATING  TO  VOTING  OF  PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  OF  VOTING  SECURITIES

On the date of the accompanying notice of meeting, the Company had 103,226,822 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on March 17, 2006 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company:

Name	Number of Shares	Percentage of Class
Baker Steel Capital Managers LLP (“Baker Steel”)	10,693,000	10.4%[1]

This information was filed on SEDAR by Baker Steel with an effective date of February 28, 2006)

ELECTION  OF  DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, the members Corporate Governance & Nomination, Audit, Human Resources and Environmental, Safety & Health committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, office held, province/ state and country of residence	Principal occupation	Director since	Shares Owned
R. Stuart Angus(1)(3) British Columbia, Canada	Business advisor to the mining industry	January 2003	125,000
John A. Clarke(4) President & Chief Executive Officer British Columbia, Canada	President and Chief Executive Officer of the Company	September 1997	647,700
Clifford T. Davis Executive Vice President & Chief Financial Officer British Columbia, Canada	Executive Vice President and Chief Financial Officer of the Company	December 1997	145,300
Robert J. Gayton (2) British Columbia, Canada	Financial consultant & director, public companies	November 2003	6,500
Gary E. German (1)(2)(3)(4) Ontario, Canada	President, Falcon Strategy & Management Company, Toronto	April 1996	105,000
Gerard E. Munera (1)(2)(3) Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	300,000

(1)

Member of the Corporate Governance & Nomination Committee

(2)

Member of the Audit Committee.

(3)

Member of the Human Resources Committee.

(4)

Member of the Environmental, Safety & Health Committee

The information as to shares beneficially owned has been provided by the directors themselves.

Except as described below, no director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity,

a)

was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Gerard Munera was chairman of Latin American Gold Ltd. (LAG Ltd), a Bermuda company listed on the CDN, at the date of a cease trade order issued by the British Columbia Securities Commission on February 7, 1996 for failure to file its annual 1994/95 financial statements and subsequently its quarterly financial statements.  The annual and interim statements were filed shortly thereafter, and the cease trade order was lifted on May 14, 1996.

John Clarke was a director of Mediterranean Minerals Corp. at the date of a cease trade order issued April 20, 2005, for failure to file its audited financial statements for the year ended December 31, 2004 by the filing deadline.  On July 22, 2005, the British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order and on August 17, 2005, the Ontario Securities Commission also revoked the order. On August 22, 2005, the common shares resumed trading.

EXECUTIVE COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Summary  Compensation  Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and executive officers whose compensation was in excess of $150,000 (these individuals are referred to as the “Named Executive Officers”).  The periods covered include the most recent fiscal years ended December 31, 2005, 2004 and 2003.

		Annual Compensation ($Cdn)			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
John A. Clarke, President & CEO	Dec. 2005 Dec. 2004 Dec. 2003	300,000 300,000 198,000	Nil Nil 100,000	Nil Nil Nil	300,000 150,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Clifford T. Davis Executive Vice President & Chief Financial Officer	Dec. 2005 Dec. 2004 Dec. 2003	200,000 200,000 150,000	50,000 Nil 50,000	Nil Nil Nil	300,000 150,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
F. William Nielsen, Vice President Exploration	Dec. 2005 Dec. 2004 Dec. 2003	150,000 150,000 120,000	50,000 Nil 50,000	Nil Nil Nil	180,000 60,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gerald J. Gauthier Chief Operating Officer(2)	Dec. 2005	70,833	Nil	Nil	250,000	Nil	Nil	Nil

(1)

Cdn$ value using average annual US exchange rate.

(2)

Mr. Gauthier began his employment with the Company on August 24, 2005.

Long-Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Stock Options

OPTION GRANTS

The following table sets forth stock options granted during the fiscal year ended December 31, 2005 to the Company’s Named Executive Officers:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(3)	Expiration Date
John A. Clarke	150,000 150,000	5.3 5.3	$2.36 $1.72	$2.36 $1.72	01/07/10 11/08/10
Clifford T. Davis	150,000 150,000	5.3 5.3	$2.36 $1.72	$2.36 $1.72	01/07/10 11/08/10
F. William Nielsen	80,000 100,000	2.8 3.6	$2.36 $1.72	$2.36 $1.72	01/07/10 11/08/10
Gerald J.Gauthier	200,000 50,000	7.1 1.8	$2.16 $1.72	$2.16 $1.72	8/16/10 11/08/10

(1)

Options were granted on January 7, 2005 and November 8, 2005 and are for a term of five years.

(2)

The exercise price of stock options was set according to the rules of the TSX.

(3)

The market value of the Common shares of the Company on the date of grant is the average of the previous 5-day high and low board lot trading prices on the TSX.

AGGREGATED OPTION EXERCISES DURING THE MOST  RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table sets forth details of all exercises of stock options during the period ended December 31, 2005 to the Company’s Named Executive Officers, as well as the financial year end value of the vested and unvested, unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1) (2)	Aggregate Value Realized ($)(3)	Unexercised Options at FY-End Vested (#) Not Vested		Value of Unexercised in-the-Money Options at FY-End Vested ($)(4) Not Vested
John A. Clarke	70,000	176,400	1,245,000	225,000	$1,149,000	$57,000
Clifford T. Davis	250,000	305,500	765,000	225,000	$618,000	$57,000
F. William Nielsen	35,000	83,300	310,000	140,000	$137,500	$38,000
Gerald Gauthier	None	N/A	0	250,000	N/A	$19,000

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

Options were exercised shortly prior to expiry in 2005.

(3)

Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2005, less the exercise price of in-the-money stock options.

Termination of Employment, Change in Responsibilities & Employment Contracts

The Company continued Dr. John A. Clarke’s appointment as President and Chief Executive Officer for an additional year to December 31, 2006, at a salary of $25,000 per month.

The Company continued Mr. Clifford T. Davis’ employment for an additional year to December 31, 2006, with a change in title from Chief Financial Officer to Executive Vice President and Chief Financial Officer, and an increase in salary from $16,667 per month to $20,833 per month beginning January 1, 2006.  A performance bonus of $50,000 was granted for 2005.

The Company continued Mr. F. William Nielsen’s  employment as Vice President Exploration under the same terms as the amending agreement which was dated December 1, 2004 and expired December 31, 2005, with an increase in salary from $12,500 per month to $16,667 per month.  A performance bonus of $50,000 was granted for 2005.

Pursuant to an agreement dated August 24, 2005, the Company employed Mr. Gerald J. Gauthier as Chief Operating Officer of the Company at a salary of $16,667 per month.  This agreement expires on December 31, 2007.

Bonuses to senior management are provided at the discretion of the Human Resources Committee.

Upon completion of each of the respective terms of the above employment arrangements they will automatically continue for one year unless otherwise renewed or terminated.  If the Company terminates the employment of Dr. Clarke, Mr. Davis, Mr. Nielsen or Mr. Gauthier without cause and without providing adequate notice, the amount payable for the balance of the term of the agreement, for a minimum of 12 months, will be paid to that employee.  In the event any person acquires more than 40% of the outstanding shares of the Company, a minimum of two years annual remuneration will be paid.

Composition of Human Resources Committee

The Company’s executive compensation program is administered by the Human Resources Committee (the “HR Committee”) of the Board of Directors, that is comprised solely of independent directors as follows:

Gerard E. Munera, chairman

Gary E. German

R. Stuart Angus

As part of its mandate, the HR Committee has primary responsibility for making recommendations to the Board of Directors with respect to the search, the appointment and the remuneration of executive officers of the Company, and the design and competitiveness of the Company’s compensation plans.  The HR Committee also evaluates the performance of the Company’s senior executive officers and makes recommendations to the Board regarding payments of bonuses and annual granting of options.

Report on Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance.  Compensation for executive officers consists of a base salary as well as potential bonuses and stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) with higher emphasis on bonuses and stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

BASE SALARY

Base salaries are set at levels that are competitive with the base salaries paid by mining companies comparable in size and with operations at approximately the same stage, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  The base salary for each employee is determined by the level of responsibility as well as the importance of the position to the Company and past performance.

INCENTIVE BONUSES

Incentive bonuses are tied to corporate and individual performance.  For fiscal year 2005, the bonuses granted were discretionary.  With the start up of mining operations in 2006, it is the intention of the HR Committee to modify the bonus program to keep a fraction of it discretionary and base the payment of the balance on the attainment of quantitative objectives specific to each individual.

Stock Option Plan

The Company currently has in place an Incentive Share Option Plan (the “Plan”) for directors, officers, and full and part-time employees and consultants of the Company and its controlled and subsidiary companies.  The Plan was approved by the shareholders of the Company at an extraordinary general meeting held on June 12, 1996. Under the Plan, the Board may from time to time grant to directors, officers, and full and part-time employees and consultants of the Company and its controlled and subsidiary companies, options to purchase from the Company such number of its common shares as the Board may designate. The purchase price per common share for any option granted under the Plan shall not be less than the five-day average of daily high and low board lot trading prices of the common shares of the Company on the TSX prior to the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provides as follows:

(a) all options granted shall be non-assignable;

(b) an option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c) no financial assistance will be provided with respect to the exercise of stock options.

Stock options expire 30 days after the participant ceases employment with the Company or one year following death of the participant.  The Plan does not include a vesting rule, however, all stock options granted since December, 2002 have received approval by the Board to vest at 50% after 6 months and 100% after one year.  The Board may amend the Plan or terms of any agreements only in accordance with applicable legislation and subject to any required regulatory approval.  There are no options granted which are subject to ratification by shareholders.

The Plan also provides for the granting of share appreciation rights (“SARs”).  SARs would permit a holder to receive at no cost to the holder common shares, which, when multiplied by the fair market value on the day immediately prior to the date of the exercise of the SARs, have a total value equal to the product of the number of common shares subject to the SARs times the difference between the fair market value on the day immediately prior to the exercise of the SARs and the exercise price.  The Board has not activated this part of the Plan and no SARs have been granted.

A maximum number of 12,000,000 common shares (11.7% of the Company’s outstanding capital) may be issued under the Plan, of which options to acquire 9,739,000 common shares (9.5% of the Company’s outstanding capital) have been issued since its inception in 1996, with 2,261,000 stock options remaining to be granted.  The number of stock options granted which are currently outstanding is 6,307,000, or 6.1% of the Company’s outstanding capital (6,547,000 at December 31, 2005).  The number of options outstanding plus those remaining to be granted leaves a share reserve balance of 8,568,000, or 9% of the Company’s outstanding capital.

The maximum number of shares issuable to insiders of the Company at any time or within any one year period  under the Plan and any other security based compensation arrangements may not exceed 10% of the issued and outstanding shares of the Company, and for any one optionee shall not exceed 5% of the issued and outstanding common shares of the Company at the time of grant. At this time the highest number of securities reserved for one person is less than 2% of the outstanding shares.  As the number of outstanding common shares has increased each year, the Board has, from time to time, sought shareholder approval to approve the reservation of the maximum number of shares issuable under the Plan.

As described in the Information Circular under “Particulars of Matters to be Acted Upon”, the Board is seeking shareholder approval for a new stock option plan in accordance with the new rules and policies of the TSX. The full text of the new plan is contained in Appendix A, attached.

The foregoing report has been furnished by the HR Committee.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on December 31, 2001 with a cumulative total return of the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec. 2001	Dec. 2002	Dec. 2003	Dec.2004	Dec.2005
Nevsun	$100	$1,105	$3,200	$1,048	$1,000
S&P/TSX Index	$100	$ 88	$ 111	$ 127	$ 158

click on the graph to enlarge

Compensation  of  Directors

The following relates to the directors of the Company and each of its subsidiaries. The Company has adopted a policy for paying all directors who are not officers of the Company an annual fee of $25,000, plus $1,000 for each board meeting and $500 for each committee meeting. The Chairman receives an additional $20,000 per year and the Chair of the Audit Committee receives an additional $5,000 per year. Prior to November, 2005, directors were paid $8,000 per year plus $500 for each board or committee meeting;  the Chairman received an additional $10,000 per annum.  Directors of the Company’s subsidiaries in Barbados were each paid an annual fee of $3,029 (US$2,500) in 2005.  The six non-management directors of the Company’s subsidiaries in Mali were each paid an annual fee of $7,633.   During the fiscal year ended December 31, 2005 the amounts payable to non-executive directors, including directors of subsidiaries of the Company, under these arrangements totalled $140,385.  All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

The following table sets forth stock options granted during the fiscal year ended December 31, 2005 to directors who are not Named Executive Officers, as a group including directors of the Company’s subsidiaries.

Name	Securities Under Options Granted (#)	% of Total Options Granted to in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	365,000 400,000	13% 14%	$2.36 $1.72	$2.36 $1.72	Jan. 7, 2010 Nov. 8, 2010

The following table sets forth details of all exercises of stock options during the fiscal period ended December 31, 2005 by directors who are not Named Executive Officers, including directors of the Company’s subsidiaries, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(3)
R. Stuart Angus	None	N/A	420,000	35,400
Robert J. Gayton	None	N/A	340,000	30,400
Gary E. German	None	N/A	540,000	308,000
Gerard E. Munera	None	N/A	320,000	30,400
Barry M. Skinner(4)	None	N/A	65,000	19,700
Ryan A. Highland(4)	10,000	12,350	45,000	5,700
W. Peter Douglas(4)	None	N/A	15,000	5,700
Mama G. Tapo(5)	10,000	11,000	90,000	64,200

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(3)

Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2005, less the exercise price of in-the-money stock options.

(4)

Directors of Barbados subsidiaries.

(5)

Director of Mali subsidiaries

SECURITIES AUTHORIZED FOR ISSUANCE UNDER INCENTIVE SHARE OPTION PLAN

The following table sets forth details of the Company’s Incentive Share Option Plan at December 31, 2005.

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of securities exercised since inception of incentive stock option plan	Number of securities remaining available for future issuance under incentive stock option plan	Total number of securities approved by shareholders since inception of option plan
Incentive Share Option Plan Approved by Shareholders	6,547,000	2.32	3,192,000	2,261,000	12,000,000

Further details regarding stock options are found in the Company’s consolidated financial statements, note 6, which is incorporated by reference herein.

INDEBTEDNESS  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

None of the directors or executive officers of the Company or associates or affiliates of the foregoing persons is indebted to the Company, nor its subsidiaries, nor has any of such persons been indebted to the Company during the last completed financial year.

STATEMENT  OF  CORPORATE  GOVERNANCE  PRACTICES

The following commentary summarizes the Company’s corporate governance practices.  The Company’s corporate governance policies and mandates may be publicly viewed on the Company’s website at  http://www.nevsun.com/corpgovernance.html .

1.  Board of Directors

The Company has a majority of independent directors, consisting of R. Stuart Angus, Robert J. Gayton, Gary E. German and Gerard E. Munera.  The two directors who are not independent are John A. Clarke, President and Chief Executive Officer, and Cliff T. Davis, Executive Vice President and Chief Financial Officer.

Directors who are members of other boards, and the names of the boards, are:

R. Stuart Angus: Bema Gold Corporation, Blackstone Ventures Inc., CNQ Resources Inc., Crescent Gold Ltd., Dynasty Gold Corporation, IMA Exploration Inc., Polaris Minerals Corporation, Plutonic Power Corporation, Tsodilo Resources Ltd.

John A. Clarke:  Banro Corporation, Mediterranean Resources Ltd.

Cliff T. Davis:  Helio Resource Corp.

Robert J. Gayton: Amerigo Resources Limited, Bema Gold Corporation, Bravo Venture Group Inc., Canadian Zinc Corporation, Doublestar Resources Ltd., Intrinsyc Software International Inc., Minco Mining & Metals Corporation, Northern Orion Resources Inc., Quaterra Resources Inc., Fortune River Exploration Corp., Southern Silver Exploration Corp., Western Silver Corporation.

Gary E. German:  Covalon Tech Ltd., Jaguar Mining Corp., MagIndustries Ltd.

Gerard E. Munera: Dynamic Materials Corporation, MagIndustries Ltd., Meridian Gold Company, SiVault Systems Inc.

In 2005, eight Board meetings were held.  All directors were present at each of those meetings with the exception of Mr. Angus and Mr. Gayton, who each attended six of the eight meetings.  The four independent directors held four meetings at which management was not present.

The Chair of the Board, Gary German, is an independent director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

2.  Board Mandate

The Board Mandate, or Charter, was adopted by the directors on January 9, 2003 and amended by the directors on February 21, 2005.  The full text of the Charter is contained in Appendix B, attached.

3.  Position Descriptions

The directors have adopted position descriptions for the Chairman and the Chair of each Committee;  the directors have also adopted a position description for the CEO.

4.  Orientation and Continuing Education

The directors ensure that a new appointee to the Board receives an orientation to the Company and its facilities, ensuring the director has been apprised of the duties and responsibilities pursuant to applicable law and policy.  Directors are individually responsible for continuing education and the Company financially supports these endeavours.

5.  Ethical Business Conduct

The Company’s current Code of Ethics was approved by the directors in February, 2005, a copy of which may be viewed on SEDAR, or on the Company’s website at http:// www.nevsun.com/corpgov_ethics.html, or may be obtained in paper format by contacting the Company.

To ensure and monitor compliance with the Code, in the first quarter of 2005, the Company developed a whistleblowing policy and contracted an outside monitoring service to disseminate any reported infractions to the chair of the audit committee.  The whistleblowing policy, monitoring service contact information and a copy of the Code of Ethics have been distributed to all Company employees.

There are no material change reports regarding misconduct and/or departures from the Code of Ethics.

If a director or executive officer has a material interest in a transaction or agreement being untaken by the Company, that director is excluded from the voting and/or decision making process regarding that transaction.

6.  Nomination of Directors

The nominating function is undertaken by the Corporate Governance and Nomination Committee, comprised of three independent directors.  Its function is to review Board composition and committee structure, recommend change, propose nominees and develop a recruitment process for new directors to the Board.

7.  Compensation

The Board determines director and officer compensation by recommendation of the Human Resources (“HR”) Committee, comprised of three independent directors as described previously under “Executive Compensation”.  The HR Committee is responsible for  reviewing and assessing the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company.  The HR Committee is also responsible for assessing the CEO’s performance against pre-agreed objectives. The HR Committee is responsible for reviewing performance assessments of other senior officers, new executive appointments, terminations and employment agreements, and makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues, and also reviews and recommends disclosure pertaining to all of the foregoing.

Compensation consultants have not been used to assist in determining director and officer compensation.

8.  Other Board Committees

Comprehensive Audit Committee disclosure, including the text of the Audit Committee’s Charter, is included in the Company’s Annual Information Form in the section entitled “Audit Committee” filed concurrently with this Information Circular.

In addition to nomination of directors, the Corporate Governance and Nomination Committee is also responsible for implementing and monitoring the Company’s Code of Ethics and Board Charter, for reviewing and reporting on Board performance, recommending the engagement of outside experts when necessary, reviewing related party transactions, and establishing guidelines for corporate disclosure in all publicly filed documents.

The Company has also formed an Environmental, Health and Safety Committee, consisting of one independent director, one non-independent director and one senior officer who is not a director.  The purpose of this committee is to oversee the development of policies and procedures for environmental protection, ensure compliance with applicable laws and protect the health and safety of the Company’s employees and contractors.

The mandates of the Committees of the Board have been reviewed and approved by the Board, and can be found on the Company’s website at http://www.nevsun.com/corpgovernance.html

9. Assessments

The approved mandate of the Corporate Governance and Nomination Committee includes the assessment of the effectiveness of the Board as a whole, that of committees of the Board and the contribution of individual directors.  The Board has begun a series of discussions pertaining to Board and director assessments, and is in the process of reviewing alternative strategies to be implemented in 2006.

10. AMEX Corporate Governance

The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.nevsun.com/corpgov_AMEX.html and a copy of such description is available by written request made to the Company.

INTEREST  OF  INFORMED PERSONS  IN  MATERIAL  TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT  OF  AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

PARTICULARS OF  Matters  to  be  Acted  Upon

A.

Proposed Share Option Plan

The Company seeks to issue stock options as part of executives’ and employees’ compensation based on merit and to assist in the further growth of the Company.  To achieve this, the Board has in past years sought shareholder approval from time to time to increase the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan to a fixed maximum number representing  up to 20% of the issued and outstanding shares at the time of request.

As a result of the implementation of new rules and policies of the TSX which came into effect January 1, 2005, the Board has approved a new stock option plan (the “New Plan”) which brings it more into line with the current TSX policies.  A copy of the proposed New Plan is attached.  The two most notable changes from the old Plan are:

the maximum number of Common Shares that may be issued under the Plan has been changed from the current fixed maximum number of 12,000,000 Common Shares to a fixed maximum percentage of 10% of the Common Shares issued and outstanding; and

the current 30-day expiry of stock options upon termination of employment has been increased to 90 days, and immediate expiry upon termination with cause has been added.

The remainder of the terms of the old Plan with all existing options will be rolled into the New Plan.  For further details please review the New Plan attached as Appendix A.

Following approval of the New Plan, the TSX will require shareholder approval of all unallocated options under the New Plan every three years. The TSX has been asked to conditionally approve the New Plan subject to ratification by the shareholders at the Meeting as herein set forth. Accordingly, shareholders will be asked to consider and, if deemed advisable, to confirm and ratify, with or without amendment the resolution set out in “Particulars of  Matters to be Acted Upon” in this proxy circular.

Such ratification and confirmation requires approval by resolution passed by a majority of the votes cast by the holders of Common Shares, present or represented by proxy, and entitled to vote at the Meeting.

The Board recommends that shareholders vote for the approval of the resolution ratifying and confirming the New Plan.

 “BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

the Company’s Incentive Share Option Plan (the “Plan”), approved by the shareholders on June 12, 1996, as amended and restated as of April 27, 2005, be replaced with a new Stock Option Plan as attached to this Information Circular (the “New Plan”);

the New Plan, as so replaced, is hereby approved, ratified and confirmed; and

any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to carry out and give effect to the foregoing.

Management of the Company recommends that shareholders vote in favour of the ordinary resolution to replace the current Incentive Share Option Plan with the New  Plan, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

C.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the company to request copies of the annual consolidated financial statements and MD&A as follows:

By phone:  604-623-4700

By fax:  604-623-4701

By email: nevsuninfo@nevsun.com

Financial information at December 31, 2005 is provided in the Company’s consolidated financial statements and MD&A.

DATED March 22, 2006
BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

“John A. Clarke”

John A. Clarke
President & CEO

APPENDIX “A”

STOCK OPTION PLAN

INTERPRETATION

1.

Defined Terms
For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under section 1(1) of the Securities Act (Ontario);

(b)

“Associated Companies” means “Affiliated Companies”, “Controlled Companies” and “Subsidiary Companies” as those terms are defined in section 1 of the Securities Act (Ontario);

(c)

“Board” means the Board of Directors of the Company;

(d)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(e)

“Company” means Nevsun Resources Ltd.;

(f)

“Eligible Person” means an employee, Insider or Service Provider of the Company or any of its subsidiaries;

(g)

“Insider” means:

(i)

an insider as defined under section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and

(ii)

an Associate of any person who is an insider by virtue of (i) above;

(h)

“Market Price” means the volume weighted average trading price of the Common Shares calculated by dividing the total value by the total volume of securities traded on the Toronto Stock Exchange or, if the common Shares are not on such exchange, on such other exchange or exchanges on which the Common Shares are listed, for the five trading days immediately preceding the relevant date.  If the Common Shares are not listed for trading on any exchange, on such day, the Market Price shall be the fair market value of the Common Shares as determined by the Board;

(i)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(j)

“Optionee” means an Eligible Person to whom Options have been granted;

(k)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(l)

“Plan” means this Stock Option Plan of the Company;

(m)

“Right” shall have the meaning set forth in subsection 6.8;

(n)

“Service Provider” means a person or company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

(o)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(p)

“Termination Date” means the date on which an Optionee ceases to be an Eligible Person.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

STATEMENT OF PURPOSE

1.

Principal Purposes

The principal purpose of the Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Company, (iv) encouraging the Eligible Persons to remain with the Company or its Associated Companies, and (v) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

ADMINISTRATION

1.

Board or Committee

This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

2.

Authority of the Board

Subject to the limitations of the Plan, the Board shall have the authority:

(a)

to grant Options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants including the number of Common Shares for which any Option may be granted to an Eligible Person and the exercise price at which Common Shares may be purchased under any Option to be granted to an Eligible Person;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section 9 hereof, as it may deem necessary or advisable.  The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

SHARES SUBJECT TO THE PLAN

1.

Number of Shares

The maximum number of Common Shares issuable for all purposes under the Plan shall not exceed 10% of the issued and outstanding Common Shares of the Company, from time to time.

2.

Terminated or Cancelled Options

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, shall again be available for grant under the Plan.  No fractional shares shall be issued.  Refer to section 6.9 for the manner in which a fractional share value shall be treated.

3.

Alteration in Capital

The number of Common Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Common Shares, and in any such event a corresponding adjustment shall be made changing the number of Common Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Common Share covered by the Option.  If the Company is reorganized, amalgamated with another corporation or consolidated, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

No fractional Common Shares shall be issued under this Plan on any such adjustment.

4.

Limitations

In accordance with the rules of the Toronto Stock Exchange, Options shall not be granted under the Plan or securities be made issuable under any other Share Compensation Arrangement which could result in:

the number of Common Shares issuable to Eligible Persons who are, at the time of the particular grant, Insiders, exceeding 10% of the issued and outstanding shares at the time of such grant; and

the number of Common Shares issued within any one year period pursuant to the exercise of Options and any other Share Compensation Arrangement to Eligible Persons who are, at the time of issuance, Insiders, exceeding 10% of the issued and outstanding shares.

GRANTING OF OPTIONS

1.

Eligibility

Options may only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.

Grants of Options

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in section 6 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Optionee’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.

3.

Exercise Price

The Board shall establish the exercise price at the time each Option is granted, which shall in all cases be not less than the Market Price on the date of the grant.

The exercise price shall be subject to adjustment in accordance with the provisions of section 4.3 hereof.

EXERCISE OF OPTIONS

1.

Expiry and Vesting of Options

Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.

The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in instalments.

2.

Non-assignable and Non-transferable

Options shall not be assignable or transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of an Optionee only by the Optionee and after death only by the Optionee’s legal representative.

3.

Ceasing to be an Eligible Person

Subject to subsection 6.1 and except as otherwise determined by the Board:

(a)

if an Optionee ceases to be an Eligible Person for any reason whatsoever other than death, or termination with cause, each Option held by the Optionee will cease to be exercisable 90 days after the Termination Date.  If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Optionee.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Optionee received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Optionee;

(b)

if an Optionee is terminated with cause, each Option held by the Optionee will cease to be exercisable immediately;

(c)

if a Optionee dies, the legal representative of the Optionee may exercise the Optionee’s Options within one year after the date of the Optionee’s death, but only to the extent the Options were by their terms exercisable on the date of death;

(d)

the retirement of any Optionee who is a director of the Company or any Associated Companies at any annual general meeting of the Company or such Associated Company as required by the constating documents of the Company or Associated Company, as the case may be, shall not result in the termination of the Option granted to such Optionee provided that such Optionee is re-elected at such annual general meeting as a director of the Company or such Associated Company, as the case may be;

(e)

the change in the duties or position of an Optionee or the transfer of such Optionee from a position with the Company to a position with an Associated Company, or vice-versa, shall not trigger the termination of such Optionee’s Option provided such Optionee remains an Eligible Person as such term is defined herein.

1.

Payment of Exercise Price

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, in lawful money of Canada, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

2.

Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by written notice signed by the Optionee and dated the date of exercise, and not post-dated, stating that the Optionee elects to exercise his rights to purchase Common Shares under such Option and the number of Common Shares in respect of which such Option is being exercised, accompanied by full payment for the Common Shares being purchased under such Option delivered to the Company at its principal office at 800-1075 West Georgia Street, Vancouver, British Columbia  V6E 3C9 (or such other address of the principal office of the Company at the time of exercise) addressed to the attention of the Chief Financial Officer of the Company.  Delivery of any notice of exercise accompanied by the payment may be made by personal delivery, by courier service or by agent.

3.

Effect of Exercise

As soon as practicable after the exercise of an Option, the Company shall issue a certificate or certificates evidencing the Common Shares in respect of which the Option is exercised.

4.

Election to Purchase

Notwithstanding the time or times specifically provided herein or in an option agreement for the exercise of an Option, the Optionee may elect to purchase all or any of the Common Shares remaining subject to such Option at any time if a “take-over bid” or an “issuer bid” occurs (within the meaning of any securities laws or other Federal, Provincial or State laws or regulations).

5.

Share Appreciation Right

An Optionee may, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the Optionee that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the date of the exercise of the Right, have a total value equal to the product of the number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price.  No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

6.

No Fractional Shares

No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if an Optionee would become entitled to a fractional Common Share upon the exercise of an Option, such Optionee shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

OPTION AGREEMENTS

1.

Option Agreement

Each Option shall be confirmed by an option agreement which shall incorporate such terms and conditions as the Board in its discretion deems consistent with the terms of the Plan.

2.

Representations by Optionees

Each option agreement shall provide that upon each exercise of an Option, the Optionee (including for the purposes of this section 7.2 each other person who, pursuant to subsection 6.3 hereof, may purchase Common Shares under an Option granted to an Eligible Person) shall, if so requested by the Company, represent and agree in writing that:

(a)

the person is, or the Optionee was, an Eligible Person and has not been induced to purchase the Common Shares by expectation of employment or continued employment;

(b)

the person is purchasing the Common Shares pursuant to the exercise of such Option as principal for the Optionee’s own account (or if such Optionee is deceased, for the account of the estate of such deceased Optionee) for investment purposes, and not with a view to the distribution or resale thereof to the public;

(c)

the person will, prior to and upon any sale or disposition of any of the Common Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d)

such Optionee (or such other person) will not offer, sell or deliver any of the Common Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws.  The Optionee acknowledges that the Company has the right to place any restriction or legend on any securities issued pursuant to this agreement or its Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the Securities Act (1933) of the United States and may not be offered or sold in the United States unless registration or an exemption from registration is available.

1.

Other Procedures and Documentation

The Company may employ other procedures and require further documentation from an Optionee to ensure compliance with all applicable laws.

AMENDMENT AND TERMINATION

1.

Amendment or Termination of the Plan

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Optionee without the consent of such Optionee.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

2.

Amendment or Termination of Outstanding Options

With the consent of the affected Optionees, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification.

If required by the policies of the relevant stock exchanges, any reductions in the exercise price or extension of the term of Options granted to Insiders will require approval of the shareholders of the Company excluding votes of securities held by the Insider benefiting from such amendment.

COMPLIANCE WITH LEGISLATION

1.

Approvals

The Plan is subject to the approval, if required, of any stock exchange on which the Company’s Common Shares are listed for trading.

2.

Regulatory Compliance

The Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  Common Shares issued and sold to Optionees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

3.

No Obligations to Issue Common Shares if Non-Compliance

The issue and sale of Common Shares pursuant to any Option granted under the Plan is specially conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company shall have no obligation to issue or sell any Common Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws.  The Company will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Common Shares acquired on exercise of any Option.

MISCELLANEOUS

1.

Other Compensation Arrangements

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory approval.

2.

No Other Interests

Nothing contained in the Plan nor in any Option granted hereunder shall be deemed to give any Optionee any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

3.

Board Discretion

The Plan does not give any Optionee or any employee of the Company or any of its Associated Companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Associated Companies.  The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

EFFECTIVE DATE

The effective date of the Plan is January 12, 2006 subject to receipt of all approvals which the Company requires in connection with the implementation of the Plan.

APPENDIX “B”

BOARD MANDATE

BOARD CHARTER / TERMS OF REFERENCE

A. OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business. The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should consider the legitimate interests that its stakeholders such as employees, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation, shall set the standards of conduct for the enterprise.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

a. managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

b. engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.  Legal Requirements:

a.

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b.

The Board has the statutory responsibility to:

i.

exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

ii.

direct the management of the business and affairs of the Corporation; and

iii.

act in accordance with its obligations contained in:

1.

The Corporations Act (British Columbia) and the regulations thereto;

2.

the Corporation's charter documents;

3.

the securities legislation of each province of Canada in which the Corporation is a reporting issuer;

4.

the United States federal securities laws, and the rules and regulations adopted thereunder by the Securities and Exchange Commission;

5.

the rules and policies of The Toronto Stock Exchange;

6.

the rules and policies of the American Stock Exchange; and

7.

other relevant legislation and regulations.

c.

The directors in exercising their powers and discharging their duties must:

i.

act honestly and in good faith with a view to the best interests of the Corporation; and

ii.

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d.

The Board has the responsibility for considering, among other things, the following matters:

i.

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.

the filling of a vacancy among the directors or in the office of auditor;

iii.

the issuance of securities for equity and debt capital;

iv.

the declaration of dividends;

v.

the purchase, redemption or any other form acquisition of shares issued by the Corporation;

vi.

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.

the approval of interim and annual financial statements of the Corporation; and

viii.

the adoption, amendment or repeal of the charter documents of the Corporation.

a.

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.

Audit;

ii.

Human Resources;

iii.

Corporate Governance and the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.  Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.  Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.  Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.  Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)

to appoint the CEO, to monitor and assess CEO performance, against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.  Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)

to ensure that the Corporation operates at all times within applicable laws and regulations and to ethical and moral standards;

b)

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

c)

to ensure the Corporation satisfies  environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)

to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.  Reporting and Communication ,

The Board and its committees have the responsibility:

a)

to ensure the Corporation has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Corporation.

b)

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

c)

to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

f)

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

8.  Monitoring and Acting

The Board and its committees have the responsibility:

a)

to monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b)

to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.